Exhibit 99.1

NEWS RELEASE
OTC BB: VCTPF                        May 20, 2009

Valcent (EU) features Verticrop System at the International Conference on Environmental Enrichment

Valcent Products (EU) Ltd. is also an official sponsor of the ninth International Conference on environmental Enrichment (ICEE9) being hosted by Paignton Zoo Environmental Park (www.paigntonzoo.org.uk), in the South West of England, between May 31st and June 5th 2009.

The aim of ICEE9 is to bring together a wide range of professionals who have an interest in the welfare of animals in captive environments. ICEE9 will attract scientists, researchers, animal keepers, vets and other experts from all over the world.

Valcent Products (EU) Ltd. has teamed up with the Paignton Zoo Environmental Park in making high-tech horticultural history by installing VertiCrop, the first of a new generation of innovative plant growing systems at the zoo and botanical garden facility which will be the first of its kind in a zoo or botanic garden anywhere in the world.

Chris Bradford, Managing Director of Valcent, explained: “VertiCrop is the latest in plant growing technology, meeting the needs of the human demand while reducing the use of traditional farmlands. This technology could usher in a new era of urban horticulture. The collaboration with the Paignton Zoo and the VertiCrop installation represent a major milestone for Valcent with the first full commercial version of VertiCrop being operated in a highly visible and accessible location. Valcent has made arrangements for many potential customers to tour the VertiCrop system in operation.”

VertiCrop is a commercial high-density vertical growing system which increases production up to 20 times over conventional field crops but requires as little as 5% of the normal water supply. It is a non-genetically modified solution to food problems, using trays on a looped dynamic conveyor belt and automatic feeding stations to grow plants efficiently.

To begin with, the Zoo will grow a whole range of herbs such as parsley and oregano, as well as leaf vegetables like lettuce and spinach, plus a range of fruits such as cherry tomato and strawberry. Reptiles, birds and most of the mammal collection - including primates and big cats – will benefit from the production of year-round fresh food. Installing VertiCrop at Paignton Zoo means we can grow more plants in less room using less water and less energy. It will reduce transportation costs and the annual cost for animal feed, which is currently in excess of £200,000 a year. The VertiCrop system will also reduce the Zoo’s carbon footprint.

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) (CUSIP: 918881103) A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products know as “VertiCrop” as well as a research program for a self contained algae growing system which may produce biofuel feedstock, known as Vertical Algae Technology Inc. (VAT). For more information visit: www.valcent.net and www.valcent.eu and visit and contribute to http://www.blog.valcent.net/

Contacts:

Investor Relations                                                                                                        Media Relations

Gerry Jardine or Mike Parker                                                                                      Nancy Tamosaitis
(800) 877-1626 or (888) 506-7979 or worldwide (604) 630-2941                                     (212) 532-2208
info@valcent.net                                                                                                         nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.

Reader Advisory
This news release contains certain forward-looking statements, which include assumptions with respect to (i) production: (ii) future capital expenditures: (iii) funds from operations: (iv) cash flow: and (v) debt levels. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. All such forward-looking statements involve substantial known and unknown risks and uncertainties. certain of which are beyond Valcent’s control. Such risks and uncertainties include, without limitation, risks associated with junior technology companies, development, production and marketing, loss of markets, volatility of commodity prices. currency fluctuations, competition from other producers, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Valcent’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward—looking statements will transpire or occur, or if any of them do, what benefits, including the amount of proceeds. Valcent will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to Valcent or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward—looking statements contained in this news release are made as at the date of this news release and Valcent does not undertake any obligation to update publicly or to revise any of the included forward—looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.